Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the consolidated results of operations of Huahui Education Group Limited .and its subsidiaries (the “Company”) for the six months ended June 30, 2023 and 2022 and the consolidated financial condition as of June 30, 2023 should be read in conjunction with the Company’s consolidated financial statements and the notes to those financial statements that are included in this Report. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could” and similar expressions to identify forward-looking statements. For purposes of the following discussion and analysis, references to ‘‘we,’’ ‘‘our’’ and ‘‘us’’ refers to the Company or ZDSE, as appropriate.

OVERVIEW

We are a holding company incorporated in the Cayman Islands with no material operations of our own. As a holding company, we conduct operations in China through our operating subsidiaries, Zhongdehui (Shenzhen) Education Development Co., Limited (“ZDSE”), Shenzhen Huahui Media Technology Co., Limited (“HHMT”) and Huahui (Shenzhen) Education Management Co., Limited (“HEMC”), all of which are incorporated in the PRC. Huahui Jinming (Shenzhen) Education Technology Co., Limited (“JMET”) was incorporated in the PRC on July 8, 2020 as a wholly owned subsidiary of HSEC. JEMT started operations in June 2022, holding training courses for individuals and enterprises to improve their professional and management skills.Shandong Yuli Big Data Technology Co., Limited (“SDYL”) was incorporated in the PRC on December 14, 2021, and is an 80% owned subsidiary of HSEC; 20% of SDYL’s shares are owned by the corporate representative Xinwen Yang. SDYL’s business model of “HR Technology + Platform + Service” utilizes HR technology to build an HR platform that will provide payroll, personnel recruitment, labor dispatch, flexible employment, fiscal and tax planning and legal HR consultation through a mobile app and SDYL’s website. SDYL started operations in May 2022. ZDSE, HHMT, HEMC, JMET and SYDL are our “Operating Subsidiaries.”

ZDSE, the Company’s primary operating subsidiary, is engaged in the business of professional management coaching, including researching, developing and applying methods for helping individuals to improve their personal and professional leadership skills and effectiveness. ZDSE’s clients consist of executive managers from large scale, small and medium-sized enterprises, as well as professionals and employees in various fields.

ZDSE has developed “The Way of Management” program with ten modules and additional modules will be developed in the future. The current ten modules comprise the experiential course, of which 60% is comprised of scenario exercises, 20% of group interactions and 20% of specified topics. ZDSE also monitors the performance and the changes and development of clients in their workplaces. ZDSE’s coaches provide guidance and support to the Company’s clients both during completion of the modules and during the provision of post-completion services.

Financial Highlights for the Six Months Ended June 30, 2023

●	Net revenues increased by 64% to $264,838 compared with $412,653 for the first half of fiscal year 2022.
●	Operating loss was $28,604 compared with an operating loss of $306,388 in the same period of 2022.
●	Net loss was $42,489 compared with a net loss of $315,159 in the same period of 2022.
●	Cash used in operating activities was $48,033, compared with $246,908 used in operating activities in the same period of 2022.
●	Number of trainees increased by 8% to 219 compared with 202 in the first half of fiscal year 2022.

Going Concern

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss of $42,489 for the six months ended June 30, 2023. Net cash used in operating activities was $48,033 for the six months ended June 30, 2023. As of June 30, 2023, the Company had net current liabilities of $703,705 and a shareholders’ deficit of $485,101.

The ability to continue as a going concern is dependent upon the Company generating profits in the future and/or obtaining the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due. These consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

These conditions raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a going concern is dependent on the Company’s ability to meet obligations as they become due and to obtain additional equity or alternative financing required to fund operations until sufficient sources of recurring revenues can be generated. There can be no assurance that the Company will be successful in its plans described above or in attracting equity or alternative financing on acceptable terms, if at all. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company expects to finance operations primarily through cash flows from revenues and capital contributions from its CEO. During 2023, the CEO has provided $232,304 in financial support for the operations of the Company. In the event that the Company requires additional funding to finance the growth of the Company’s current and expected future operations as well as to achieve our strategic objectives, the CEO has indicated the intent and ability to provide additional equity financing.

Impact from COVID-19

Since the beginning of Jan. 2020, the outbreak of Covid-19 pandemic has impacted many countries and regions. During the pandemic period, China’s economy suffered from closures.. Although China’s pandemic prevention policy was open  in January 2023, and all of HHEG’s subsidiaries have restored normal operation, HHEG’s revenues were severely impacted in the first half of 2023, due to the effects of the Covid-19 pandemic.

Explanation of Key Income Statement Items

Revenues

Revenue is reported net of business taxes and VAT.

The primary sources of our revenues are as follows:

(a)	Coach course service revenue

The Company’s educational services consist of training programs and courses. Tuition is generally paid in advance and is initially recorded as deferred revenue. Revenue is recognized proportionately as the instruction is delivered over the period of the course for the course fees collected. The educational services consist of training programs and The Company had $194,357 and $178,976 of deferred revenue as of June 30, 2023 and 2022, respectively, which will be recognized as revenue within the next six months..

(b)	Conference and exhibition planning service revenue was derived from HHMT and its wholly-owned subsidiary, Shenzhen Jiarui Media Co., Limited (“SJMC”). Conference and exhibition planning service revenue as of June 30, 2023 and 2022 was $288,285 and $96,686, respectively. For the six month ended June 30, 2023, the revenue from conference and exhibition planning services was $288,285, accounting for 43% of our total revenue. For the six month ended June 30, 2022, the revenue from exhibition planning and conference services was $96,686, accounting for 23% of the total revenue.

Revenue is generated through the delivery of services. Revenue is recognized when a customer receives services and is recognized in an amount that reflects the consideration that the Company expects to receive in exchange for those services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the Company expects to receive in exchange for those services. The Company applies the following five-step model in order to determine this amount:

(i)	identification of the services in the contract;

(ii)	determination of whether the services are performance obligations, including whether they are distinct in the context of the contract;

(iii)	measurement of the transaction price, including the constraint on variable consideration;

(iv)	allocation of the transaction price to the performance obligations; and

(v)	recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods or services it transfers to the customer. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, the Company’s performance obligations are transferred to customers as services are performed over the remaining contractual terms.

For all reporting periods, the Company has not disclosed the value of unsatisfied performance obligations for all service revenue contracts with an original expected length of one year or less, which is an optional exemption that is permitted under the adopted rules.

(c)	Consulting service income is recognized when the services rendered.The consulting service fee revenue in the first half of 2023 was $1,499, accounting for only 0.22% of the total revenue. The consulting service fee revenue in the first half of 2022 was $18,248, accounting for only 4% of the total revenue.

(d)	Human resources outsourcing service income is recognized when the services rendered.The revenue from human resource outsourcing service fees in the first half of 2023 was $197,913, accounting for 29% of the total revenue. The revenue from human resource outsourcing service fees in the first half of 2022 was $24.63, accounting for 0.006% of the total revenue.

Other income and other expenses

Other income, and other expenses are recognized on an accrual basis in accordance with the substance of the relevant agreements.

Costs and Operating Expenses

Cost of revenue mainly includes salaries of employees participating in ZDSE training, consulting services fees, travel expenses paid to trainers, rental fees for the HHMT equipment and other expenses.

Our selling and marketing expenses consist primarily of salaries paid to sales staff, travel expenses and other expenses Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, bad debts, fees and expenses of our directors, depreciation, and professional service fees, including legal, insurance , audit fees, and Rental expenses.

Our revenues and income (loss) may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed and any fluctuation in revenues will generate a significant variation in gross profit and net income (loss).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We prepare our financial statements in conformity with U.S. GAAP, which requires management to make certain estimates and apply judgments. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the financial statements are prepared. On a regular basis, we review our accounting policies and how they are applied and disclosed in our consolidated financial statements. Actual results could differ from those estimates made by management.

Our significant accounting policies are described in note 2 to our consolidated financial statements.

RESULTS OF OPERATIONS - HUAHUI EDUCATION GROUP LIMITED

The following discussion should be read in conjunction with the consolidated financial statements of Huahui Education Group Limited included in this Report.

Financial and Operating Data

(In US$, except number of trainees and percentages)

	For the six months ended June 30,
	2023	2022	Pct. Change
Revenue	677,491	412,653	64%
Operating (loss)	(28,604)	(306,388)	90%
Net (loss)	(42,489)	(315,159)	86%
Number of trainees	219	202	8%

For the Six Months Ended June 30, 2023 Compared to the Six Months Ended June 30, 2022

Revenue

Net revenue for the six months ended June 30, 2023 was $677,491 compared to $412,653 for the six months ended June 30, 2022, a increase of $264,838 or 64%.The significant increase was in HMTC exhibition planning service revenue, which increased by $191,599 compared to the first half of 2022, an increase of 198%. SDYL started operating in May 2022, so its revenue in the first half of 2022 was relatively small . In the first half of 2023, SDYL’s revenue from human resource outsourcing services was $197,913, accounting for 29% of the total revenue.

Cost of Revenue

Cost of revenue for the six months ended June 30, 2023 was $114,456 compared to $129,472 for the six months ended June 30, 2022, a decrease of $15,016, or 11%.

Our cost of revenues for the two periods were:

	For the six months ended June 30,
	2023		2022
	Amount (US$)	% of Total	Amount (US$)	% of Total
Depreciation and amortization	755	1%	802	1%
Salary and welfare	$38,997	34%	$65,015	50%
Travel and accommodations	7,944	7%	6,272	5%
Equipment rental fee	44,661	39%	28,448	22%
Consulting service fee	19,952	17%	24,197	19%
Other	2,147	2%	4,738	3%
Total	$114,456	100%	$129,472	100%

Operating Expenses

Selling and marketing expenses for the six months ended June 30, 2023 were $4,193 compared to $3,886  for the same period of 2022, an increase of $307 or 7%.

General and administrative expenses for the six months ended June 30, 2023 were $587,446 compared to $585,683 for the same period of 2022, an increase of $1,763, or 0.3%. The decrease in general and administrative expenses is primarily due to decreases in rental expenses and others. The following table sets forth the main components of our general and administrative expenses for the six-month periods ended June 30, 2023 and 2022:

	For the six months ended June 30,
	2023		2022
	Amount (US$)	% of Total	Amount (US$)	% of Total
General and administrative expense:
Salary and welfare	$324,988	55%	$264,985	45%
Depreciation and amortization	3,287	1%	10,531	2%
Travel and accommodations	24,067	4%	6,222	1%
Rental expenses	151,777	25%	225,515	39%
Office expenses	20,743	4%	29,937	5%
Legal and professional fees	24,867	4%	31,329	5%
Audit fee	14,500	3%	10,000	2%
Other	23,217	4%	7,164	1%
Total general and administrative expenses	$587,446	100%	$585,683	100%

Operating Loss

Operating loss for the first half of 2023 was $28,604 compared to a loss from operations of $306,388 in the first half of 2022.

Net Loss

Net loss for the six months ended June 30, 2023 was $27,019 compared with a net loss of $315,159 for the same period of 2022.

Impact of Inflation and Currency Fluctuations

Impact of Inflation

Our business has not been impacted by currency fluctuations.

Impact of Foreign Currency Fluctuations

In the six months ended June 30, 2023 the value of the RMB depreciated in relation to the U.S. dollar by approximately 5%. The continuous fluctuation of the exchange rates between the U.S. dollar and the RMB has no direct impact on the Company’s revenue.

We will continue to monitor exposure to currency fluctuations. We have not engaged in any currency hedging activities in order to reduce our exposure to currency fluctuations.

Liquidity and Capital Resources

Since our inception, our financing requirements have been met through cash advanced from our shareholders, who have lent the Company an aggregate of $922,919 as of June 30, 2023. During the six months ended June 30, 2029, our CEO provided $232,304 in financial support for the operations of the Company.

As of June 30, 2023, we had cash and cash equivalents of $37,306 compared to $84,487 as of December 31, 2022. We believe that our working capital is sufficient for our requirements over the next 12 months.

Cash Flows

The following table summarizes our cash flows for the periods presented

	For the six months ended June 30,
	2023	2022
	(US$)	(US$)

Net cash provided by (used in) operating activities	48,033	(246,908)
Net cash used in investing activities	-	-
Net cash used in financing activities	(93,138)	190,230
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,075)	(7,560)
Net decrease in cash, cash equivalents and restricted cash	(47,181)	(64,238)
Cash, cash equivalents and restricted cash at beginning of the period	84,487	184,596
Cash, cash equivalents and restricted cash at end of the period...	37,306	$120,356

Due to our improved operating results, during the six months ended June 30, 2023, $48,033 was used in operating activities compared to $246,908 used in operating activities during the six months ended June 30, 2022.

Nil was used in investing activities during the six months ended June 30, 2023 and 2022.

During the six months ended June 30, 2023, $93,138 was used in financing activities compared to $190,230 used in financing activities during the six months ended June 30, 2022. The net advances from related parties was $232,304 in the six months ended June 30, 2022 compared with $185,119 net repayments to related parties in the same period of 2022. As of June 30, 2023, we have borrowed $2,757 from China Construction Bank from January 10, 2023 to January 10, 2024, with a loan term of one year and an annualized interest rate of 4%. The loan is unsecured ..

The resulting change in cash for the six months ended June 30, 2023 was a decrease of $47,181. The cash and cash equivalents balance on January 1, 2022 was $84,487, and on June 30, 2023 it was $37,306.